UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VanceInfo Technologies Inc.

(Name of issuer)

Ordinary Shares

(Title of class of securities)

G9319E 109

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G9319E 109	Page 2 of 11 Pages

(1)	Names of reporting persons Chris Shuning Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 136,478 ordinary shares
(6) Shared voting power 3,830,420 ordinary shares
(7) Sole dispositive power 136,478 ordinary shares
(8) Shared dispositive power 3,830,420 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 3,966,898 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.8%*
(12)	Type of reporting person (see instructions) IN

*	based on the 44,714,963 ordinary shares outstanding as of December 31, 2011, 3,978 ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days of December 31, 2011, and options to purchase a total of 195,000 ordinary shares issuable upon the exercise of options once vested.

SCHEDULE 13G

CUSIP No. G9319E 109	Page 3 of 11 Pages

(1)	Names of reporting persons Button Software Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,830,420 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 3,830,420 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 3,830,420 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6%*
(12)	Type of reporting person (see instructions) CO

*	based on the 44,714,963 ordinary shares outstanding as of December 31, 2011 and options to purchase a total of 62,500 ordinary shares issuable upon the exercise of options once vested.

SCHEDULE 13G

CUSIP No. G9319E 109	Page 4 of 11 Pages

(1)	Names of reporting persons TAIRON INVESTMENT LIMITED
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,830,420 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 3,830,420 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 3,830,420 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6%*
(12)	Type of reporting person (see instructions) CO

*	based on the 44,714,963 ordinary shares outstanding as of December 31, 2011 and options to purchase a total of 62,500 ordinary shares issuable upon the exercise of options once vested.

SCHEDULE 13G

CUSIP No. G9319E 109	Page 5 of 11 Pages

(1)	Names of reporting persons ALTIVO INVESTMENTS LIMITED
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,830,420 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 3,830,420 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 3,830,420 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6%*
(12)	Type of reporting person (see instructions) CO

*	based on the 44,714,963 ordinary shares outstanding as of December 31, 2011 and options to purchase a total of 62,500 ordinary shares issuable upon the exercise of options once vested.

SCHEDULE 13G

CUSIP No. G9319E 109	Page 6 of 11 Pages

(1)	Names of reporting persons CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF THE ALTIVO TRUST
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,830,420 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 3,830,420 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 3,830,420 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6%*
(12)	Type of reporting person (see instructions) OO

*	based on the 44,714,963 ordinary shares outstanding as of December 31, 2011 and options to purchase a total of 62,500 ordinary shares issuable upon the exercise of options once vested.

SCHEDULE 13G

CUSIP No. G9319E 109	Page 7 of 11 Pages

ITEM 1(a).	NAME OF ISSUER:

VanceInfo Technologies Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F, Building 8, Zhongguancun Software Park,

Haidian District, Beijing 100193,

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Chris Shuning Chen

Button Software Ltd.

TAIRON INVESTMENT LIMITED

ALTIVIO INVESTMENTS LIMITED

CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF THE ALTIVO TRUST

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

CHRIS SHUNING CHEN:

3/F, Building 8, Zhongguancun Software Park,

Haidian District, Beijing 100193,

People’s Republic of China

BUTTON SOFTWARE LTD.:

OMC Chambers, P.O. Box 3152,

Road Town, Tortola,

British Virgin Islands

TAIRON INVESTMENT LIMITED:

Room 502, No. 6 Unit, No. 9 Building, No. 2 Area,

6 North DongShiHuan Road, Chao Yang District,

100011, Beijing, PRC

ALTIVIO INVESTMENTS LIMITED:

The Bahamas Financial Centre,

Shirley & Charlotte Streets, P.O. Box N-3023,

Nassau, Bahamas

CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF THE ALTIVO TRUST:

c/o Credit Suisse Trust Limited,

1 Raffles Link #05-02 Singapore 039393

SCHEDULE 13G

CUSIP No. G9319E 109	Page 8 of 11 Pages

ITEM 2(c)	CITIZENSHIP:

Mr. Chen – the People’s Republic of China

BUTTON SOFTWARE LTD. and TAIRON INVESTMENT LIMITED – British Virgin Islands

ALTIVO INVESTMENTS LIMITED – Bahamas

CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF THE ALTIVO TRUST – Singapore

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G9319E 109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CHIRS SHUNING CHEN	3,966,898	8.8%	136,478	3,830,420	136,478	3,830,420

BUTTON SOFTWARE LTD.	3,830,420	8.6%	0	3,830,420	0	3,830,420

TAIRON INVESTMENT LIMITED	3,830,420	8.6%	0	3,830,420	0	3,830,420

ALTIVO INVESTMENTS LIMITED	3,830,420	8.6%	0	3,830,420	0	3,830,420

CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF THE ALTIVO TRUST	3,830,420	8.6%	0	3,830,420	0	3,830,420

Mr. Chen may be deemed to be the beneficial owner of 3,978 ordinary shares issuable pursuant to restricted share units that are to be vested within 60 days of December 31, 2011 and 132,500 ordinary shares of the Issuer issuable upon the exercise of the options held by him.

SCHEDULE 13G

CUSIP No. G9319E 109	Page 9 of 11 Pages

BUTTON SOFTWARE LTD., of which Mr. Chen is the sole director, holds 2,517,920 ordinary shares of the Issuer and is the beneficial owner of 712,500 American Depositary Shares, each representing one ordinary share of the Issuer. TAIRON INVESTMENT LIMITED, of which Mr. Chen is the sole director, is the beneficial owner of 537,500 American Depositary Shares and also may be deemed to be the beneficial owner of 62,500 ordinary shares of the Issuer issuable upon the exercise of the options held by it. BUTTON SOFTWARE LTD. and TAIRON INVESTMENT LIMITED are 100% owned by ALTIVO INVESTMENTS LIMITED, which in turn is wholly owned by THE ALTIVO TRUST, of which CREDIT SUISSE TRUST LIMITED acts as the trustee. Mr. Chen, BUTTON SOFTWARE LTD., TAIRON INVESTMENT LIMITED, ALTIVIO INVESTMENTS LIMITED, and CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF THE ALTIVO TRUST may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by the other members constituting such group.

CREDIT SUISSE TRUST LIMITED disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that CREDIT SUISSE TRUST LIMITED is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SCHEDULE 13G

CUSIP No. G9319E 109	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

CHRIS SHUNING CHEN	By:	/s/ Chris Shuning Chen
Chris Shuning Chen

BUTTON SOFTWARE LTD.	By:	/s/ Chris Shuning Chen
Name: Chris Shuning Chen
Title: Director

TAIRON INVESTMENT LIMITED	By:	/s/ Chris Shuning Chen
Name: Chris Shuning Chen
Title: Director

ALTIVO INVESTMENTS LIMITED	By:	/s/ Dominik Birri, Serene Chew
Name: Dominik Birri/Serene Chew
Authorized Signatories
For and on behalf of Bukit Merah Limited
Title: Corporate Director

CREDIT SUISSE TRUST LIMITED
AS TRUSTEE OF THE ALTIVO TRUST	Credit Suisse Trust Limited in its
capacity of Trustee of The Altivo Trust

	By:	/s/ Dominik Birri
Name: Dominik Birri
Title: Authorized Signatory

	By:	/s/ Serene Chew
Name: Serene Chew
Title: Authorized Signatory

SCHEDULE 13G

CUSIP No. G9319E 109	Page 11 of 11 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement